EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF

RIGHTS, PRIVILEGES, PREFERENCES, AND RESTRICTIONS

OF

SERIES V PREFERRED STOCK

OF

UNRIVALED BRANDS, INC.

The undersigned, Sabas Carrillo, hereby certifies that:

1. He is the Interim CEO of Unrivaled Brands, Inc., a Nevada corporation (the “Corporation”).

2. The Corporation is authorized to issue 250,000,000 shares, $0.001 par value per share, of preferred stock, of which 0 shares are issued or outstanding.

3. The following resolutions were duly adopted by the Corporation’s Board of Directors (the “Board of Directors”):

WHEREAS, the Articles of Incorporation of the Corporation provide for a class of its authorized stock known as preferred stock, comprised of 250,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series; and

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any series and the designation thereof, of any of them.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby designate the Series V Certificate of Designation and does hereby provide for the authority to issue shares of Series V Preferred Stock for cash or exchange of other securities, rights, or property and does hereby fix and determine the rights, preferences, restrictions, and other matters relating to such Series V Preferred Stock as follows:

Section 1. Designation; Ranking. A series of Preferred Stock is hereby designated as the Corporation’s Series V Preferred Stock (the “Series V Preferred Stock”). All series of preferred stock, whether now or hereafter designated, may by their respective terms have a preference over the Series V Preferred Stock in respect of distribution upon liquidation, dividends, or any other right or matter; provided that, the Series V Preferred Stock shall, with respect to rights upon liquidation, dissolution, or winding-up of the affairs of the Corporation, rank senior and prior to the common stock, par value $0.001 per share, of the Corporation (the “Common Stock”).

Section 2. Number. The number of shares constituting Series V Preferred Stock is fixed at Two Hundred Fifty Million (250,000,000) shares, par value $0.001 per share, and such authorized number may not be increased or decreased except by the favorable vote or the written consent of the holders of the issued and outstanding share of Series V Preferred Stock and by a resolution of the Board of Directors.

Section 3. Dividends. The holders of the Series V Preferred Stock do not have any preferential dividend rights and shall be entitled to receive dividends, if any, only if, when, and as declared by the Board of Directors in its sole and absolute discretion.

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Section 4. Voting Rights. If issued and outstanding, each share of Series V Preferred Stock shall have the right to take action by written consent or vote in number equal to two (2) times the number of shares of Common Stock into which such shares of Series V Preferred Stock are then convertible. These voting rights may be exercised by vote at an annual meeting of the stockholders of the Corporation or at a special meeting of the stockholders of the Corporation or by written consent of the holders of Series V Preferred Stock. Except as otherwise required by law or by the Articles of Incorporation of which this Series V Certificate of Designation is a part, the holders of shares of Common Stock and shares of Series V Preferred Stock shall vote together and not as separate classes.

Section 5. Conversion. Each share of Series V Preferred Stock shall be convertible into one (1) share(s) of Common Stock, in the manner set forth below. The shares of Series V Preferred Stock, once converted into share(s) of Common Stock in accordance with the terms hereof, shall resume the status of an authorized but unissued share of preferred stock and shall no longer be designated as Series V Convertible Preferred Stock.

a) Automatic Conversion. Each share of Series V Preferred Stock shall automatically, without further action by the holder thereof, be converted into one fully paid and nonassessable share of Common Stock on the second anniversary of the date on which the holder’s shares of Series V Preferred Stock were issued (each, an “Automatic Conversion”).

b) Conversions at Option of Holder. At any time, or from time to time, from and after the first anniversary of the date on which a holder’s shares of Series V Preferred Stock were issued, but prior to the date of the Automatic Conversion, such holder shall be entitled, upon written notice to the Corporation and the transfer agent (or solely to the Corporation if the Corporation serves as its own transfer agent for the Series V Preferred Stock), to convert each of such holder’s shares of Series V Preferred Stock then held into one (1) fully paid and nonassessable share of Common Stock.

c) Conversions Following a Split or Recombination of the Shares of Common Stock. The conversion ratio set forth in Sections 5(a) and (b) shall be proportionately adjusted in the event of a stock split, stock dividend, or reverse stock split or combination of the shares of Common Stock.

Section 6. Right of First Refusal. For so long as a holder (“such holder”) owns shares (the “Ownership Period”) of Series V Preferred Stock, such holder shall not, directly or indirectly through an affiliate, enter into any agreement or consummate any transaction relating to a transfer of record or beneficial ownership of any such shares (a “Third-Party Transaction”) except in compliance with the terms and conditions of this Section 6.

(a) If, at any time during the Ownership Period, such holder receives a bona fide written offer for a Third-Party Transaction that such holder desires to accept (each, a “Third-Party Offer”), such holder shall, within five calendar days following receipt of the Third-Party Offer notify the holder with the greatest voting percentage of the Series V Preferred Stock (whether individually or in combination with his, her, or its affiliates or in connection with any voting agreement, voting trust, or equivalent agreement; the “offeree”) in writing (the “Offer Notice”) of the identity of all proposed parties to such Third-Party Transaction and the material financial and other terms and conditions of such Third-Party Offer (the “Material Terms”). Each Offer Notice shall constitute an offer made by such holder to enter into an agreement with the offeree on the same Material Terms of such Third-Party Offer (the “ROFR Offer”).

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(b) At any time prior to the expiration of the five-day period following the offeree’s receipt of the Offer Notice (the “Exercise Period”), the offeree may accept the ROFR Offer by delivery to such holder of a written notice of acceptance and any standard and customary conditions applicable to a transaction of this nature and magnitude; provided, however, that the offeree is not required to accept any non-financial terms or conditions contained in any Material Terms that cannot be fulfilled by the offeree as readily as by any person other than such holder.

(c) If, by the expiration of the Exercise Period, the offeree has not accepted the ROFR Offer, and provided that such holder has complied with all of the provisions of this Section 6, at any time during the 30-day period following the expiration of the Exercise Period, such holder may consummate the Third-Party Transaction with the counterparty identified in the applicable Offer Notice on Material Terms that are the same or more favorable to such holder as the Material Terms set forth in the Offer Notice. If such Third-Party Transaction is not consummated within such 30-day period, the terms and conditions of this Section 6 will again apply and such holder shall not enter into any Third-Party Transaction during the Ownership Period without affording the offeree the right of first refusal on the terms and conditions of this Section 6.

For the avoidance of doubt, the terms and conditions of this Section 6 apply to each Third-Party Offer received by any holder of shares of Series V Preferred Stock during the Ownership Period with the exception of the holder that would then qualify as the offeree..

Section 7. Liquidation Preference. Upon any Liquidation Event (as defined below), before any distribution or payment shall be made to the holders of any class or series of the Corporation’s capital stock ranking junior to the Series V Preferred Stock, the holders of the Series V Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to an aggregate of $1.00 allocated among all of the then-issued and outstanding shares of Series V Preferred Stock (the “Preference Value”). After the payment of the Preference Value of the shares of the Series V Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation’s Common Stock and other classes or series of the Corporation’s capital stock in the manner provided by law or the charter documents of the Corporation. The Corporation shall mail written notice of any such Liquidation Event, not less than forty-five (45) days prior to the payment date stated therein, to the holder of the issued and outstanding share of Series V Preferred Stock.

A “Liquidation Event” shall mean (i) the dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary or (ii) (1) any reorganization, consolidation, merger, or similar transaction or series of related transactions (each, a “Combination Transaction”) in which the Corporation is a constituent party, or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such Combination Transaction, if, as a result of such Combination Transaction, the voting securities of the Corporation that are outstanding immediately prior to the consummation of such Combination Transaction (other than any such securities that are held by an “Acquiring Stockholder” as defined below) do not represent, or are not converted into, securities of the surviving corporation of such Combination Transaction (or such surviving corporation’s parent corporation, if the surviving corporation is owned by the parent corporation) that, immediately after the consummation of such Combination Transaction, together possess at least a majority of the total voting power of all securities of such surviving corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such Combination Transaction, including securities of such surviving corporation (or its parent corporation, if applicable) that are held by the Acquiring Stockholder; or (2) a sale, lease, license, transfer, or other disposition, whether in a single transaction or a series of related transactions, of all or substantially all of the assets of the Corporation. An “Acquiring Stockholder” means a stockholder or stockholders of the Corporation that (a) merges or combines with the Corporation in such Combination Transaction or (b) owns or controls a majority of another corporation that merges or combines with the Corporation in such Combination Transaction.

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Section 8. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the holders hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (1) to the Corporation, at its principal executive office and (2) to any stockholder, at such holder’s address as it appears in the stock records of the Corporation (or such other address for a stockholder as shall be specified in a notice given in accordance with this Section 8).

b) Lost or Mutilated Preferred Stock Certificate. If a holder’s Series V Preferred Stock certificate shall be mutilated, lost, stolen, or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen, or destroyed certificate, a new certificate for the share of Series V Preferred Stock so mutilated, lost, stolen, or destroyed, but only upon receipt of evidence of such loss, theft, or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

c) Amendment and Waiver. No provision of this Series V Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and by the holders of the issued and outstanding shares of Series V Preferred Stock, and any such written amendment, modification, or waiver will be binding upon the Corporation and the holders of shares of Series V Preferred Stock.

FURTHER RESOLVED, that the statements contained in the foregoing resolutions amending and restating this series of the Corporation’s preferred stock, i.e., the Series V Preferred Stock, and fixing the number, powers, preferences, and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof, shall, upon the filing of this Series V Certificate of Designation with the Secretary of State of the State of Nevada, be deemed to be included in and be a part of the Articles of Incorporation of the Corporation pursuant to the provision of Section 78.1955 of the General Corporation Law of the State of Nevada.

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IN WITNESS WHEREOF, the undersigned has executed and subscribed this Series V Certificate of Designation and does affirm the foregoing as true this 28th day of December 2022.

UNRIVALED BRANDS, INC.

By:	/s/ Sabas Carrillo
Sabas Carrillo, CEO

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